BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general that it concluded, on the date hereof, the refinancing of the Company’s current credit facilities obtained with Banco do Brasil. The total amount involved in such transaction, among debt rollover and new fundraising, is of approximately R$3.2 billion (three billion and two hundred million Brazilian Reais) with tenors up to three years.

Adding up the sum announced through the Announcement to the Market dated July 02, 2018, of approximately R$1.1 billion (one billion and one hundred million Brazilian Reais), the Company reached the amount of approximately R$4.3 billion (four billion and three hundred million Brazilian Reais) in refinanced credit facilities in July 2018, addressing the majority part of the volume maturing in the present year and a relevant part of the amount to mature in 2019.

The Company reinforces herein its commitment with the lengthening of the average tenor of its debt and with the maintenance of a robust short-term liquidity position.

São Paulo, July 31, 2018.

Lorival Nogueira Luz Jr.

Global Chief Operating Officer,

Chief Financial and Investor Relations Officer